UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                            THE HAIN FOOD GROUP, INC.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   405219 10 6

                                 (CUSIP Number)

                                 Andrew R. Heyer
                             CIBC Oppenheimer Corp.
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 885-4400

                                   Copies to:
                                  Roger Meltzer
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000

                            THE HAIN FOOD GROUP, INC.

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications

                                October 22, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1e, 240.13d-1(f) or 240.13d-1, check the following box / /.

Note: Schedules filed in a paper format shall include a signed original and five copies of the schedule, including all exhibits and should be filed with the Commission. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 405219 10 6
                                                         Page 2 of 12 Pages



1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Argosy Investment Corp.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                    (b) / /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                / /
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       SOLE VOTING POWER

                  100,000

8.       SHARED VOTING POWER

                  522,717

9.       SOLE DISPOSITIVE POWER

                  100,000

10.      SHARED DISPOSITIVE POWER

                  522,717

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  622,717

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.43%

14.      TYPE OF REPORTING PERSON*

                  CO, IV

                                  SCHEDULE 13D
CUSIP No. 405219 10 6
                                                         Page 3 of 12 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Argosy-Hain Investment Group, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                    (b) / /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               / /
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       SOLE VOTING POWER

                  0

8.       SHARED VOTING POWER

                  0

9.       SOLE DISPOSITIVE POWER

                  0

10.      SHARED DISPOSITIVE POWER

                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0                                                      / /

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%

14.      TYPE OF REPORTING PERSON*

                  PN

                                  SCHEDULE 13D
CUSIP No. 405219 10 6
                                                         Page 4 of 12 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Argosy-Hain Warrant Holdings, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) / /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    / /
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       SOLE VOTING POWER

                  None

8.       SHARED VOTING POWER

                  522,717

9.       SOLE DISPOSITIVE POWER

                  None

10.      SHARED DISPOSITIVE POWER

                  522,717

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  522,717

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               / /

                  3.75%

14.      TYPE OF REPORTING PERSON*

                  PN

                                  SCHEDULE 13D
CUSIP No. 405219 10 6
                                                         Page 5 of 12 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Andrew R. Heyer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) / /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    / /
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

7.       SOLE VOTING POWER

                  151,619

8.       SHARED VOTING POWER

                  135,356

9.       SOLE DISPOSITIVE POWER

                  151,619

10.      SHARED DISPOSITIVE POWER

                  135,356

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  286,975

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                / /

                  2.11%

14.      TYPE OF REPORTING PERSON*

                  IN

                                  SCHEDULE 13D
CUSIP No. 405219 10 6
                                                         Page 6 of 12 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jay R. Bloom

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) / /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    / /
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

7.       SOLE VOTING POWER

                  83,822

8.       SHARED VOTING POWER

                  622,717

9.       SOLE DISPOSITIVE POWER

                  83,822

10.      SHARED DISPOSITIVE POWER

                  622,717

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  706,539

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              / /

                  5.03%

14.      TYPE OF REPORTING PERSON*

                  IN

                                  SCHEDULE 13D
CUSIP No. 405219 10 6
                                                         Page 7 of 12 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Dean C. Kehler

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) / /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 / /
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

7.       SOLE VOTING POWER

                  184,779

8.       SHARED VOTING POWER

                  622,717

9.       SOLE DISPOSITIVE POWER

                  184,799

10.      SHARED DISPOSITIVE POWER

                  622,717

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  807,496

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               / /

                  5.75%

14.      TYPE OF REPORTING PERSON*

                  IN

     This Amendment No. 8 ("Amendment No. 8") amends and supplements the
Schedule 13D ("Schedule 13D"), as amended by amendment Nos. 1 through 7, filed by (i) Argosy Investment Corp. ("AIC"); (ii) Argosy-Hain Investment Group, L.P. ("AHIG"); (iii) Argosy-Hain Warrant Holdings, L.P. ("AHWH"); (iv) Andrew R. Heyer; (v) Dean C. Kehler; and (vi) Jay R. Bloom (collectively, the "Reporting Persons") with respect to the common stock, par value $.01 per share, of The Hain Food Group, Inc., a Delaware corporation.

ITEM 1.  Security and Issuer

     The class of securities to which this Schedule 13D relates is the common stock, par value $.01 per share ("Common Stock"), of The Hain Food Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 50 Charles Lindbergh Boulevard, Uniondale, New York 11553.

Item 4.  Purpose of Transaction

          (a) On October 22, 1998, AIC dissolved AHIG in accordance with the Agreement of Limited Partnership, Argosy-Hain Investment Group, L.P. In connection therewith, the limited partners of AHIG received a pro rata distribution of the shares of the Company's Common Stock held by AHIG on their behalf. Pursuant to such distribution, Mr. Heyer received 58,971 shares of the Company's Common Stock for his personal account, Mr. Bloom received 83,822 shares of the Company's Common Stock for his personal account, and Mr. Kehler received 122,131 shares of the Company's Common Stock for his personal account.

          (b) On October 23, 1998, Mr. Heyer resigned from his positions as officer and director of AIC and assigned all of his interests as a stockholder in AIC to Mr. Bloom and Mr. Kehler. Mr. Heyer continues to be Chairman of the Board of the Company and a limited partner in AHWH, in which, upon the effectiveness of the aforementioned assignment, he holds a beneficial interest in 135,356 shares of Company Common Stock issuable upon the exercise of warrants held by AHWH on his behalf.


                               Page 8 of 12 Pages

ITEM 5.  Interest in Securities of the Issuer

          (a) By reason of their relationship with each other, the Reporting Persons, as of October 23, 1998, may be deemed to be the beneficial owners of the shares of Common Stock as listed in Item 11 in pages 2 through 7 of this Amendment No. 8.

          (b) In accordance with Rule 13d-1(k)(1) of the Exchange Act, AHIG and Mr. Heyer ceased to be Reporting Persons for purposes of this Schedule 13D upon consummation of the transactions described in (a) and (b) of Item 4 above. Subsequent amendments to this Schedule 13D will be filed by the remaining Reporting Persons. In addition, amended Appendix A attached hereto lists the officers and directors of AIC effective upon Mr. Heyer's resignation.

          (c) As the officers, directors and stockholders of AIC, which is the General Partner of AHIG and AHWH, Kehler and Bloom may be deemed to share voting and dispositive powers as to the 622,717 shares of Common Stock beneficially owned, in the aggregate, by AIC and AHIG. Kehler and Bloom disclaim such beneficial ownership.

          (d) To the best knowledge of the Reporting Persons, no other transactions were effected in the Common Stock within the preceding sixty days except: (i) on October 19, 1998, Mr. Bloom sold 4,000 registered shares of Company Common Stock from his personal account at a price of $16.5625 per share; and (ii) on October 20, 1998, Mr. Bloom sold 41,694 registered shares of Company Common Stock from his personal account at an average price of $17.245 per share.

          (e) In connection with the acquisition by the Company of Westbrae Natural, Inc. in October, 1997, in lieu of cash compensation to be paid to AIC and its affiliates for financial advisory services, AIC received a warrant from the Company to purchase 100,000 shares of the Company's Common Stock, exercisable in full on April 1, 1998 at an exercise price of $12.6875 per share. AIC, Heyer, Bloom and Kehler have each previously filed a Form 4 Statement of Changes in Beneficial Ownership reporting such transaction. In addition, beneficial ownership of (i) Company Common Stock attributable to AHWH has been reduced by 27,283 shares, reflecting the disposition by a limited partner of an associated partnership that is not otherwise affiliated with the Reporting Person of shares issued upon exercise of a warrant, the beneficial ownership of which was previously attributed to the Reporting Persons on this Schedule 13D,

                               Page 9 of 12 Pages
     and (ii) Company Common Stock attributable to Mr. Heyer has increased by 30,000 shares, reflecting the grant of options to purchase shares of Common Stock under the Company's 1996 Directors Stock Option Plan for his services as a director of the Company, as previously reported by Mr. Heyer on Form 4 Statement of Changes in Beneficial Ownership.

          (f) To the best knowledge of the Reporting Persons, no person other than those identified in this Schedule 13D and the other limited partners of AHWH has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this Schedule 13D.





                              Page 10 of 12 Pages

                                                                      APPENDIX A



         Executive Officers, Directors and Stockholders of
         Argosy Investment Corp.

Individual and                                    Present Principal
Residence or                                      Occupation and
Business Address                                  Employer

Dean C. Kehler                                    Managing Director
425 Lexington Avenue                              CIBC Oppenheimer Corp.
New York, New York  10017

Jay R. Bloom                                      Managing Director
425 Lexington Avenue                              CIBC Oppenheimer Corp.
New York, New York  10017



                              Page 11 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   October 23, 1998
                                           ARGOSY INVESTMENT CORP.
                                           ARGOSY-HAIN INVESTMENT
                                           GROUP, L.P.
                                           ARGOSY-HAIN WARRANT
                                           HOLDINGS, L.P.
                                           Dean C. Kehler
                                           Jay R. Bloom
                                           Andrew R. Heyer


                                    By:  /s/ Jay R. Bloom
                                         ------------------------------------
                                         Name:   Jay R. Bloom
                                         Title:  attorney-in-fact




                              Page 12 of 12 Pages